UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Shermen WSC Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

824197107

(CUSIP Number)

May 24, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 824197107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Salida Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,250,000

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 2,250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 824197107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daniel Guy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 2,250,000

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 2,250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Shermen WSC Acquisition Corp.
	(b)	Address of Issuer’s Principal Executive Offices c/o The Shermen Group 1251 Avenue of the Americas, Suite 900 New York, NY 10020

Item 2.
	(a)	Name of Persons Filing See Cover Pages, item 1.
(b)

Address of Principal Business Office or, if none, Residence
Salida Capital Corporation

2 Bloor Street West, Suite 2700,

Toronto, Ontario, Canada M4W 3E2

Daniel Guy

c/o Salida Capital Corporation

2 Bloor Street West, Suite 2700,

Toronto, Ontario, Canada M4W 3E2

	(c)	Citizenship See Cover Pages, item 4.
	(d)	Title of Class of Securities Common Stock, $0.0001 per share (“Common Stock”)
	(e)	CUSIP Number 824197107

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):
Not applicable.

Item 4.	Ownership

See Cover Pages, items 5 through 11.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 28,750,000 shares of Common Stock outstanding as of May 30, 2007, following the Issuer’s completion of its initial public offering and the underwriters’ exercise of their over-allotment option, both of which occurred on May 30, 2007, as such information was reported by the Issuer on a Form 8-K filed on June 5, 2007.

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 2,250,000 shares of Common Stock, which shares are a constituent part of the Issuer’s units ("Units") of which the Funds (as defined below) hold 2,250,000 in the aggregate. Each Unit consists of (a) one share of Common Stock, and (b) two warrants ("Warrants"). Each Warrant entitles the holder to purchase one share of the Issuer’s Common Stock at a price of $5.00. Each Warrant will become exercisable on the later of the Issuer’s completion of a business combination and May 24, 2008, and will expire on May 24, 2011, or earlier upon redemption. As of the date of this filing, to the Reporting Persons’ knowledge, the Issuer has not announced the completion of a business combination.

Collectively, the securities reported in this Schedule 13G are held by BTR Global Arbitrage Trading Limited (which owns 430,000 Units); BTR Global Growth Trading Limited (which owns 385,000 Units); BTR Global Opportunity Trading Limited (which owns 850,000 Units) and Salida Multi Strategy Hedge Fund (which owns 585,000 Units) (collectively, the “Funds”).  Salida Capital Corporation is the investment advisor to each of BTR Global Arbitrage Trading Limited, BTR Global Growth Trading Limited and BTR Global Opportunity Trading Limited. Salida Capital Corporation is the investment manager to Salida Multi Strategy Hedge Fund.  Daniel Guy owns all of the voting stock of Salida Capital Corporation. Salida Capital Corporation and Daniel Guy are collectively referred to as the “Reporting Persons” in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above were not acquired, and are not held, for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities, and were not acquired, and are not held, by the undersigned in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Dated: July 9, 2007

Salida Capital Corporation

By:	/s/ Gary Ostoich
Name: Gary Ostoich
Title: President

/s/ Daniel Guy
Name: Daniel Guy
Capacity: Individually

EXHIBIT I

Joint Filing Agreement

Salida Capital Corporation, a corporation existing under the laws of the province of Ontario, Canada, and Daniel Guy, an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments  thereto, filed on behalf of each of the parties hereto.

Dated: July 9, 2007

Salida Capital Corporation

By:	/s/ Gary Ostoich
Name: Gary Ostoich
Title: President

/s/ Daniel Guy
Name: Daniel Guy
Capacity: Individually